dpeterman@fulbright.com	telephone: (713) 651-5151
direct dial: (713) 651-3635	facsimile: (713) 651-5246
October 2, 2007
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 0308
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:	Cal Dive International, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed September 14, 2007 File No. 333-145550
Ladies and Gentlemen:
     On August 17, 2007, Cal Dive International, Inc. (the “Company”) filed the above-referenced Registration Statement on Form S-4 (the “Form S-4”). By letter dated September 5, 2007, the Company received the Staff’s comments relating to the Form S-4 (the “First Comment Letter”). On September 14, 2007, the Company responded to the First Comment Letter and filed Amendment No. 1 to the Form S-4. By letter dated September 26, 2007, the Company has received the Staff’s further comments to the Form S-4 (the “Second Comment Letter”).
     In response to the Second Comment Letter, the Company has filed Amendment No. 2 to the Form S-4 (the “Amendment”). The following numbered paragraphs repeat the comments in the Second Comment Letter for your convenience, followed by the Company’s responses to those comments.
Amendment No. 1 to Form S-4 filed September 14, 2007
Material U.S. Federal Income Tax Consequences, page 68
1. We note your response to prior comment 2. It is unclear whether the responsive disclosure purports to discuss the opinions of counsel as set forth in Exhibit 8.1 and Exhibit 8.2. The introductory statement that the discussion “summarizes the material U.S. federal tax consequences of the merger” and the statement on page 69, “Assuming the merger qualifies as a reorganization,” appear to be inconsistent with the expression or description of an opinion.

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Securities and Exchange Commission
October 2, 2007

Please revise. Also, revise the disclosure to clearly identify each of the matters upon which both counsels are opining.
     Response: The Company has revised the disclosure in the first paragraph under “Material U.S. Federal Income Tax Consequences — General” on page 68 of the Amendment and in the first paragraph under “Material U.S. Federal Income Tax Consequences — Tax Opinions” on page 69 of the Amendment.
2. We note that in response to prior comment 3, you file the forms of the opinions to be issued by Fulbright & Jaworski L.L.P. and Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. Please ensure the filing of the final, executed opinions prior to effectiveness.
     Response: The Company will file the final, executed opinions prior to effectiveness.
* — * — * — * — * — *
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-3635 or Martin Doublesin of this Firm at (713) 651-5128.

Very truly yours,
/s/ David S. Peterman
David S. Peterman

cc:	H. Roger Schwall, Assistant Director (Securities and Exchange Commission)
Lisa Manget Buchanan (Cal Dive International, Inc.)
William B. Gibbens, III (Horizon Offshore, Inc.)
William B. Masters (Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.)